BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MATERIAL FACT

MEETING OF THE BOARD OF DIRECTORS
OF OCTOBER 30, 2006

                 The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A., on October 30, 2006, at 5:00 p.m., met at the company’s head office, with the legal quorum present, and under the chairmanship of Dr. Olavo Egydio Setubal, with the purpose of deciding on the purchase of shares issued by the Company itself, with no reduction in capital stock, in accordance with the provisions of paragraphs 1 and 2 of article 30 of Law 6,404/76 and CVM (Brazilian Securities and Exchange Commission) Instructions 10, 268 and 390.

                 Opening the agenda, the Chairman informed that:

a)	at its meeting on October 31, 2005, this Board authorized the Board of Executive Officers to buy back the Company’s own shares, during the period from November 1st 2005 to October 31, 2006, up to a limit of 5,468,000 in common shares and 32,783,000 in preferred shares;

b)	pursuant to these new limits, to date, the company has bought back 3,399,181 of its own common shares and 6,932,700 own preferred shares, which, in addition to the outstanding balance as at October 31, 2005, and considering the resale transactions to the Market via private placements in accordance with the “Stock Option Plan”, total 4,446,523 common shares and 20,131,710 preferred shares issued by the Company and held as treasury stock;

c)	of this total held as treasury stock, 1,865,000 preferred shares remain in the custody of the Brazilian Clearing and Depository Corporation, as the underlying stock for the issue of securities under the Argentine Certificates of Deposit Program (CEDEAR’s).

BANCO ITAÚ HOLDING FINANCEIRA S.A.	Page 2
Meeting of the Board of Directors of October 30, 2006

                 Subsequently, the Board of Directors, considering it to be opportune to buy back shares issued by the company itself and given the existence of available reserves, unanimously decided to renew the limits for these buy-backs, as from this date, hereby authorizing the company to buy up to 38,753,000 own book entry shares, with no par value, being up to 1,731,000 common and up to 37,022,000 preferred shares, for holding as treasury stock, cancellation or resale to the Market.

                 Having clarified that the acquisition of such shares, herewith authorized, represents less than 10% of the 61,776,116 common shares and 571,546,724 preferred shares freely circulating in the market, it was decided, in addition:

a)	to attribute to the Board of Executive Officers discretion to decide when to effect the buy-back operations within the limits herewith approved;

b)	that these acquisitions will be effected via the Stock Exchanges up to October 29, 2007, using resources in the Revenues Reserve (“Reserve — Goodwill on Issued Shares”);

c)	that these acquisitions be intermediated by ITAÚ CORRETORA DE VALORES S.A., with head office at Av. Hugo Beolchi, 900 — 15th floor in the city and state of São Paulo.

                 With no further items on the agenda, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, October 30 2006. (signed) Olavo Egydio Setubal — Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal — Vice-Chairmen; Alcides Lopes Tápias, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Tereza Cristina Grossi Togni – Directors.

BANCO ITAÚ HOLDING FINANCEIRA S.A.	Page 3
Meeting of the Board of Directors of October 30, 2006

ALFREDO EGYDIO SETUBAL

Investor Relations Officer